                            SECURITIES AND EXCHANGE
                                  COMMISSION
                             Washington, DC 20549

                                 SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                  Oppenheimer Tremont Opportunity Fund, LLC
                               (Name of Issuer)

                  Oppenheimer Tremont Opportunity Fund, LLC
                     (Name of Person(s) Filing Statement)

                      Limited Liability Company Interest
                        (Title of Class of Securities)

                                  68382A102
                    (CUSIP Number of Class of Securities)

                           Lisa I. Bloomberg, Esq.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, New York 10281-1008
                                (212) 323-0560
     (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person(s) Filing Statement)

                          CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
 Transaction Valuation: $90,521,797 (a) Amount of Filing Fee: $10,654 (b)
-------------------------------------------------------------------------------

(a) Calculated as the estimated aggregate maximum purchase price for one-hundred percent of the Issuer's outstanding limited liability company interests based on the estimated unaudited total net asset value of the
Issuer's outstanding limited liability company interests as of February 28,
2005.

(b) Calculated at 0.00011770% of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $15,000
      Form or Registration No.:  005-78997
      Filing Party:  Oppenheimer Tremont Opportunity Fund, LLC
      Date Filed:  April 25, 2005

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer: [   ]

ITEM 1:   SUMMARY TERM SHEET

The information required by Item 1 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:   SUBJECT COMPANY INFORMATION

The information required by Item 2 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3:   IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is Oppenheimer Tremont Opportunity Fund, LLC
(the "Fund"). The Fund's address is 6803 S. Tucson Way, Centennial, Colorado
80112-3924, and the Fund's telephone number is 303-768-3200. The investment adviser of the Fund is OppenheimerFunds, Inc., which is located at Two World
Financial Center, 225 Liberty Street, New York, New York 10281-1008 (the
"Adviser"). The investment manager is Tremont Partners, Inc., which is located at Corporate Center at Rye, Suite C-300, 555 Theodore Fremd Avenue,
Rye, New York 10580 (the "Investment Manager"). The Fund's Independent
Managers are Ronald J. Abdow, Joseph M. Wikler and Peter I. Wold. The Fund's
Interested Managers are Eustis Walcott and John V. Murphy. The address for each Manager, except Mr. Murphy, is 6803 S. Tucson Way, Centennial, Colorado
80112-3924. The address for Mr. Murphy is Two World Financial Center, 225
Liberty Street, New York, New York 10281-1008.

ITEM 4:   TERMS OF THE TRANSACTION

The information required by Item 4 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

This information required by Item 5 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 6:   PURPOSES OF  TRANSACTION  AND PLANS OR PROPOSALS OF THE FUND AND ITS
            AFFILIATES

This information required by Item 6 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The information required by Item 7 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(ii) which are attached as exhibits to this Schedule TO.

ITEM 8:   INTEREST IN SECURITIES OF THE FUND

The information required by Item 8 is incorporated by references to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9:   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchases
Offer.

ITEM 10   FINANCIAL STATEMENTS

The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements included in the Statement of
Additional Information, dated July 27, 2004 for the fiscal year ended March
31, 2004 and was filed on Edgar on Form N-2 on July 27, 2004; and annual financial statements, previously filed on Edgar on Form N-CSR on June 7, 2004 and the semi-annual financial statements for the period ended September 30,
2004, previously filed on EDGAR on Form N-CSR on December 6, 2004, which the
Fund has prepared and furnished Members pursuant to Rule 30e-1 under the
Investment Company Act of 1940 and filed with the Securities and Exchange
Commission pursuant to Rule 30e-1 under the Investment Company Act of 1940.

ITEM 11:  ADDITIONAL INFORMATION

(a)(1)    None.
    (2)   None.
    (3)   Not applicable.
    (4)   Not applicable.
    (5)   None.

(b)       None.

ITEM 12:  EXHIBITS

(a)(1)(i) Cover Letter to Repurchase Offer
(a)(1)(ii)  Repurchase Offer Notice
(a)(1)(iii) Form of Repurchase Request Form
(a)(1)(iv)  Form of Letter to Members Regarding Acceptance of Tender of All
            Interest Held by Members
(a)(1)(v) Form of Letter to Members Regarding Acceptance of Tender of A
            Portion of Interest Held by Members
(a)(1)(vi)  Form of Promissory Note for Payment Regarding Acceptance of
            Tender of All Interest Held by Members
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of
            Tender of A Portion of Interest Held by Members
(a)(2)    Not applicable.
(a)(3)    Not applicable.
(a)(4)    Not applicable.
(a)(5)    None.

(b)       Not applicable.

(d)       The Limited Liability Company Agreement, as amended was filed by the Registrant on April 22, 2005 and is hereby incorporated by reference.

(g)       None.

(h)       None.

ITEM 13:  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                  SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Oppenheimer Tremont Opportunity Fund, LLC

                                          /s/ Lisa I. Bloomberg
                                    By: _______________________________
                                    Name:       Lisa I. Bloomberg
                                    Title:      Assistant Secretary

Date: May 17, 2005

Exhibit (a)(1)(i)
                  Oppenheimer Tremont Opportunity Fund, LLC
                              6803 S Tucson Way
                       Centennial, Colorado 80112-3924

May 17, 2005

Dear Oppenheimer Tremont Opportunity Fund, LLC Member:

Oppenheimer  Tremont  Opportunity  Fund, LLC is a closed-end,  non-diversified management  investment  company  organized  as a  Delaware  limited  liability company (the "Fund").  This notice is to inform you about your Fund's offer to repurchase all or a portion of its outstanding  interests  ("Interest") and to provide  instructions to Members who would like to tender some or all of their
Interest for  repurchase  by the Fund.  This  repurchase  offer is intended to provide  liquidity to Members,  because your Interest is not redeemable  daily for cash nor is it traded on a stock  exchange.  You can offer  some or all of
your  Interest  for  repurchase   only  during  one  of  the  Fund's  periodic
repurchase offers.

The Fund also is pleased to report  that it  expects,  as soon as  practicable following  completion of this  repurchase  offer and no later than on or about
July 1, 2005,  to modify its Federal tax election and filings so as to qualify for tax  treatment  substantially  similar  to that  of  many  other  publicly offered  mutual funds and  investment  companies  that are taxed as "regulated investment  companies" for Federal tax purposes,  rather than as a partnership for Federal tax purposes.  This change of election will allow  simplified  tax reporting  to Members on IRS Form 1099  instead of the  current  Schedule  K-1
(and,  given the January 31 mailing  requirement for Form 1099, will result in earlier tax  reporting  to Members  than that  currently  provided  for).  The change of election  also will enable  tax-exempt  U.S.  investors not to incur unrelated  business  taxable income with respect to an investment in the Fund,
provided  they  do  not  borrow  to  acquire  the  investment.   The  enclosed
Repurchase  Offer Notice  provides  notice of this change,  as well as certain related  matters,  further  describes  the  change and  provides  you with the opportunity  to withdraw from the Fund as a Member should you consider the new tax treatment to be unsuitable to your  circumstances.  No material changes in the investment  program or day-to-day  management of the Fund are contemplated in connection with the new tax treatment.

Kindly note that there are not expected to be further  repurchase offers until
December 31, 2005.  Beginning in 2006, the Fund expects to adopt a schedule of quarterly repurchase offers. Also,  commencing with the first repurchase offer of 2006,  Members will have the  opportunity,  solely in connection  with that and future  repurchase  offers, to exchange their Interests in the Fund at net asset value for interests of equivalent  value in  Oppenheimer  Tremont Market
Neutral Fund, LLC (i.e.,  with no sales load). Such exchanges may constitute a taxable event for U.S. federal income tax purposes.

The current  repurchase  offer period will begin on May 18,  2005,  and end on
June 20,  2005.  If you wish to sell any of your  Interest  during this tender period, you can do so in one of the following ways:

1.    If your  Interest is held in your own name (please refer to your account statement),  you can complete the attached  Repurchase  Request Form and return it to OppenheimerFunds  Services by 12:00 Midnight,  Eastern Time
      (ET), on June 20, 2005.  The Fund currently does not charge a processing fee for handling repurchase requests.

2.    If your  Interest is held for your  retirement  plan by your  retirement plan trustee,  your  retirement  plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please  refer to the  Fund's  Prospectus  and the  enclosed  Repurchase  Offer
Notice  and  Repurchase  Request  Form  for  more  details.  If  you  are  not interested  in selling any of your  Interest at this time,  you do not have to do anything and can  disregard  this notice.  We will contact you prior to the next repurchase offer.

The Fund's  normal  Early  Withdrawal  Charge  will be  waived,  on a one-time basis,  as to this  Repurchase  Offer.  That charge is described in the Fund's
Prospectus  and  typically  applies if the date as of which the Interest is to be valued for purposes of repurchase is less than one year  following the date of your initial investment in the Fund.

------------------------------------------------------------------------------
All   requests   to  have  an  Interest   repurchased   must  be  received  by
OppenheimerFunds  Services  at its office in  Colorado  in good order no later than 12:00 Midnight (ET), on June 20, 2005 (the Repurchase Request Deadline).
------------------------------------------------------------------------------

Please  refer to the  enclosed  Repurchase  Offer  documents.  If you have any
questions,   call  your  financial   adviser  or  broker,   or  you  can  call
OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

                                                                          1234

Exhibit (a)(1)(ii)

---------------------------------------------------------------------------------
                   OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC
                            REPURCHASE OFFER NOTICE

            OFFER TO REPURCHASE LIMITED LIABILITY COMPANY INTERESTS

                               DATED May 17, 2005

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                     12:00 MIDNIGHT (ET), ON JUNE 20, 2005
                          UNLESS THE OFFER IS EXTENDED
---------------------------------------------------------------------------------

To the Members of Oppenheimer Tremont Opportunity Fund, LLC:

Oppenheimer  Tremont  Opportunity  Fund,  LLC, a  closed-end,  non-diversified management  investment  company  organized  as a  Delaware  limited  liability company (the  "Fund"),  is offering to repurchase  up to  one-hundred  percent
(100%)  of  the  Fund's  aggregate   outstanding   limited  liability  company
interests  ("Interest")  that are tendered by Members and not withdrawn  prior to 12:00  Midnight  (ET), on June 20, 2005,  subject to any  extensions of the offer to  repurchase  Interests  ("Repurchase  Offer").  The amount due to any
Member  whose  Interest  is  repurchased  will be  equal  to the  value of the
Member's  Interest (or portion  thereof  being  repurchased)  determined as of
June  30,  2005,  or,  if  the  Repurchase  Offer  is  extended,  as of a date designated  by the  Fund in an  amended  notice  to  Members  (the  "Valuation
Date"),  and  based on the net  asset  value of the  Fund's  assets as of that date.  Members may tender all of their Interest or a portion of their Interest up to an amount such that they maintain the minimum  required  capital account balance of $50,000 (net of the amount of the Incentive  Allocation)  after the repurchase of their Interest.

Investors  should  realize  that the value of the  Interest  tendered  in this
Repurchase  Offer likely will change between March 31, 2005 (the last date for which net asset  value was  calculated  before  the start of this  offer)  and
April 30,  2005 and May 31,  2005 (the  next  dates for which net asset  value will be calculated  before  requests to participate  in the  Repurchase  Offer must have been received by the Fund) and June 30, 2005,  when the value of the
Interest  tendered to the Fund will be determined  for purposes of calculating the  purchase  price of such  Interest.  Investors  should also  realize  that although the  Repurchase  Offer  expires at 12:00  Midnight  (ET), on June 20,
2005,  or,  if the  offer  is  extended,  such  time  and  dates  as the  Fund designates in an amended  notice to Members,  they remain  Members in the Fund until the  Valuation  Date.  Any Member who wishes to obtain the most recently calculated net asset value of their Interest  should contact  OppenheimerFunds
Services at 1.800.858.9826 during regular business hours.

Neither  the Fund nor its Board of  Managers  make any  recommendation  to any
Member  whether  to tender or refrain  from  participating  in the  Repurchase
Offer.  Each Member must make an independent  decision whether to tender their
Interest and, if so, how much of their Interest to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the
Fund whether  Members  should tender  pursuant to this  Repurchase  Offer.  No
person  has  been   authorized  to  give  any   information  or  to  make  any
representations  in  connection  with this  Repurchase  Offer other than those contained in this Repurchase  Offer or in the Fund's  Prospectus and Statement
of Additional  Information.  If given or made,  any such  recommendations  and such  information  must not be relied  upon as having been  authorized  by the
Fund, its Investment Adviser, Distributor or the Investment Manager.

This  transaction  has not been approved or  disapproved by the Securities and
Exchange  Commission  nor has the  Securities  and Exchange  Commission or any
state  securities  commission  passed  upon the  fairness  or  merits  of such transaction  or on the  accuracy or adequacy of the  information  contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance  and requests for  additional  copies of
the  Repurchase  Offer  may  be  directed  to  OppenheimerFunds   Services  at
1.800.858.9826.

                              SUMMARY TERM SHEET

o     Oppenheimer  Tremont  Opportunity  Fund, LLC (the "Fund") is offering to repurchase  up to  one-hundred  percent  (100%)  of  the  Fund's  aggregate outstanding  limited  liability  company  interests  ("Interest")  that are tendered by Members and not  withdrawn  prior to 12:00  Midnight  (ET),  on
   June 20,  2005,  subject  to any  extensions  of the  offer  to  repurchase
   Interests ("Repurchase Offer"). See Item 1 of the Repurchase Offer Notice.

o     The Repurchase  Offer will remain open until 12:00  Midnight (ET),  June
   20, 2005,  or if the  Repurchase  Offer is extended,  such time and date as the Fund  designates in an amended notice to Members  ("Repurchase  Request
   Deadline").  Net asset value (that is, the value of the Fund's assets minus its  liabilities,  multiplied by the  proportionate  interest in the Fund a
   Member  desires to tender) will be  calculated  for this purpose as of June
   30, 2005, or if the Repurchase  Offer is extended,  as of a date designated by the Fund in an amended  notice to Members (the  "Valuation  Date").  See
   Item 2 of the Repurchase Offer Notice.

o     Members must  determine  whether to tender their  Interest  prior to the
   Repurchase  Request  Deadline.  The net asset  value at which the Fund will repurchase  an Interest will not be  calculated  until the Valuation  Date.
   The net asset value can fluctuate and,  accordingly,  may fluctuate between the date you submit a Repurchase  Request and the Valuation  Date.  The net
   asset value on the  Repurchase  Request  Deadline  and the  Valuation  Date
   could be higher or lower than on the date you submit a  Repurchase  Request
   Form. See Item 4 of the Repurchase Offer Notice.

o     Payment of the purchase  price for Interests (or portion  thereof) shall consist of either cash or a promissory  note, which will not bear interest.
   The Fund shall pay at least 90% of the estimated  unaudited net asset value of the Interests (or portion  thereof)  repurchased by the Fund  determined as of the date of such  repurchase  (the "Initial  Payment").  The Board of
   Managers shall  determine what  percentage  (which shall be applied equally to all Members) of the purchase  price for Interests  (or portion  thereof)
   shall be paid in cash and/or by promissory  note. If it is determined to be appropriate  by the Board of  Managers  or if the  Initial  Payment is less than 100% of the estimated  unaudited  net asset value,  the Fund shall pay by a promissory  note entitling the holder thereof to a contingent  payment equal to the excess,  if any,  of (x) the net asset  value of the  Interest
   (or  portion  thereof)  repurchased  by the  Fund  as of the  date  of such repurchase,  determined  based on the audited  financial  statements of the
   Fund for the Fiscal Year in which such  repurchase was effective,  over (y)
   the Initial Payment. See Item 5 of the Repurchase Offer Notice.

o     An Early  Withdrawal  Charge  equal to  1.00% of the  value of  Interest repurchased  by the Fund is  normally  applied  if the date as of which the
   Interests  are to be valued for  purposes  of  repurchase  is less than one year  following the date of your initial  investment  in the Fund.  Because this Repurchase  Offer is intended,  in part, to permit Members to withdraw from the Fund in full and  without  penalty if  certain  changes in the tax status of the Fund are  unsuitable to them (as more fully  described  below and in Appendix A to this Notice),  all Early  Withdrawal  Charges relating to this  Repurchase  Offer  will be waived by the Fund.  See Item 11 of the
   Repurchase Offer Notice.

o     Members who tender part of their  Interest must leave an amount equal to at least  $50,000,  net of the  amount  of the  Incentive  Allocation  (the
   "Required  Minimum  Balance") in the Fund.  The Fund  reserves the right to reduce  the  amount  of  Interest  repurchased  (in the  case of a  partial tender) so that the Required  Minimum Balance is maintained.  See Item 6 of the Repurchase Offer Notice.

o     Following this summary is a formal notice of the Repurchase  Offer.  The
   Repurchase  Offer remains open until 12:00 Midnight (ET), on June 20, 2005.
   Until  this  time,  Members  have the  right to change  their  mind and may withdraw their Interest submitted for repurchase.  Interests  withdrawn may be  re-tendered,  however,  provided  that such tenders are made before the
   Repurchase  Request Deadline by following the tender  procedures  described herein. See Item 7 of the Repurchase Offer Notice.

o     Members  who would like the Fund to  repurchase  all or a portion of the
   Member's Interest should complete,  sign and either (i) mail (via certified mail returned receipt  requested) or otherwise deliver a Repurchase Request
   Form to  OppenheimerFunds  Services,  P.O.  Box  173673,  Denver,  Colorado
   80217-3673  if using  regular  mail;  or (ii) if using  courier  or express mail,  OppenheimerFunds  Services, 10200 E. Girard Avenue, Building Denver,
   Colorado  80231,  so long as it is received  before 12:00 Midnight (ET), on
   June 20, 2005. See Item 2 of the Repurchase Offer Notice.

o     The value of your  Interest  may change  between  the date of this offer and June 20,  2005.  The value of the  Interest is  calculated  by the Fund based on  information  that the Fund  receives  from the Fund's  investment adviser.  Members  may obtain the value of their  Interest,  by  contacting
   OppenheimerFunds  Services at 1.800.858.9826.  See Item 3 of the Repurchase
   Offer Notice.

o     Interests  tendered pursuant to the Repurchase Offer may be withdrawn or
   Members may change the amount of their Interest  tendered for Repurchase at any time  prior to 12:00  Midnight  (ET),  on June 20,  2005.  The Board of
   Managers of the Fund may suspend or postpone this Repurchase  Offer only by a majority vote of the Managers.  Please note that just as Members have the right to withdraw their Interest,  the Fund has the right to cancel, amend, suspend or postpone this  Repurchase  Offer any time before 12:00  Midnight
   (ET),  on June 20,  2005.  Also  realize  that  although  the tender  offer expires  at 12:00  Midnight  (ET),  on June 20,  2005,  Members  remain  an investor  in the Fund until June 30,  2005,  when the net asset  value of a
   Member's  Interest is calculated for purposes of determining the repurchase price of the Interest. See Items 7 and 8 of the Repurchase Offer Notice.

o     It is the  responsibility of each Member who elects to tender to confirm receipt of the repurchase  request form with  OppenheimerFunds  Services to
   assure  good  delivery.   Please  send  the  repurchase   request  form  to
   OppenheimerFunds Services and not your financial adviser.

                            FORMAL NOTICE OF OFFER

1.    The Offer. The Fund is offering to repurchase up to one-hundred  percent
   (100%)  of the  Fund's  aggregate  outstanding  limited  liability  company interests  ("Interest")  at a price equal to the respective net asset value
   ("NAV" or "Net Asset  Value") as of 12:00  Midnight  (ET), on the Valuation
   Date  (defined  below)  upon the  terms  and  conditions  set forth in this
   Repurchase Offer Notice, the Fund's Prospectus,  and the related Repurchase
   Request Form.  Together those documents  constitute the "Repurchase Offer."
   The offer is not conditioned  upon the tender for repurchase of any minimum amount of Interest.

   Members may obtain the most recently calculated  information  regarding the
   Net Asset Value of their Interest by contacting  OppenheimerFunds  Services at 1.800.858.9826,  Monday through Friday,  except holidays,  during normal business  hours of 9:00 a.m.  to 5:00  p.m.  (ET).  The value of  Interests tendered by Members  likely will change  between April 30, 2005 and May 31,
   2005 (the next dates for which Net Asset  Value will be  calculated  before the Repurchase Request Deadline) and June 30, 2005 (the Valuation Date).

   Why  is  the  Fund  making  this  Repurchase  Offer?  The  purpose  of  the
   Repurchase  Offer is to  provide  liquidity  to  Members  of the Fund.  The
   Repurchase  Offer also is intended to provide notice of a change to the tax status and treatment of the Fund, as well as certain related matters,  that will be implemented  following  completion of the  Repurchase  Offer and to provide  you with the  opportunity  to  withdraw  from the Fund as a Member should  you  consider  the  new  tax  treatment  to be  unsuitable  to your circumstances.

   Tell me more about the  planned  change in the Fund's  tax  treatment.  The
   Fund's Board of Managers has  authorized the Fund to elect to be taxed as a corporation  and to seek to qualify  as a  "regulated  investment  company"
   under  Subchapter M of the Internal  Revenue  Code.  The Fund will do so as soon as practicable  following  completion of this Repurchase  Offer and no later  than on or about  July 1,  2005.  The Fund  will  then no  longer be
   treated  as  a  partnership   for  Federal  tax   purposes.   The  specific
   requirements  under Subchapter M and additional  information  regarding the
   Fund's new tax treatment,  which will be  substantially  similar to that of many other publicly offered mutual funds and investment  companies that are taxed as  "regulated  investment  companies"  for Federal tax  purposes and which  will allow the Fund's  tax  reporting  to Members to be  streamlined
   (reports  will be made on IRS Form 1099  instead  of the  current  Schedule
   K-1), are described in Appendix A to this  Repurchase  Offer.  Depending on when the  transition to the new tax treatment is  completed,  however,  you may receive  reports  from the Fund on both Form 1099 and  Schedule K-1 for your tax year ending  December 31, 2005.  Thereafter,  only Form 1099s will be used.  Members should consult their tax advisers  regarding the specific tax consequences,  including state and local tax  consequences,  associated with this change.

   No material changes in the investment  program or day-to-day  management of the Fund are contemplated in connection with the new tax treatment.

   Will the planned  change in tax treatment  affect the value of my Interest?
   No. The Fund's new tax treatment  will,  however,  require that its current
   "capital  account"  structure  (in which net increases and decreases in the net value of the  Fund's  assets are  allocated  to a  particular  Member's individual  capital account on a generally pro rata basis) be replaced by a structure  in  which  Members  will  participate  in  the  Fund's  "general account"  on the  basis of the  number  of  shares  of the Fund  they  hold relative to the total number of Fund shares  outstanding.  Upon  completion of the Fund's  transition to the new tax treatment,  Members will be issued
   Fund shares equal in value to their capital accounts immediately  preceding the  transition.  Individual  capital  accounts  will  be  replaced  with a general Fund account and, going forward,  Members will refer to their share balances when  calculating  the value of an  investment  in the Fund.  Each share  will have the same  value  (its "net  asset  value per  share")  and variances in Members'  Interests will be reflected in their varying numbers of  shares.  The Fund  expects  that  Members  will find  this  arrangement simpler and easier to understand than that currently in place.

   Because the new tax treatment  will require the Fund to make certain annual distributions to Members,  the Fund also expects to establish a program for the automatic  reinvestment of these  distributions  in the Fund. Under the program,  when a  Member's  distribution  is  reinvested,  additional  Fund shares  will be  issued to that  Member in an amount  equal in value to the distribution.  Unless you provide specific instructions as to the method of payment,  dividends and  distributions  will be  automatically  reinvested, without  sales  charge,  in additional  full and  fractional  shares of the
   Fund.  Dividends  and  distributions  are taxable to Members,  as discussed below,  whether  they are  reinvested  in shares of the Fund or received in
   cash.  Unless  you  inform  the  Fund  otherwise,   you  will  be  enrolled
   automatically in the reinvestment  program.  You may, at any time, elect to have dividends or  distributions  paid in cash,  rather than  reinvested in additional  Fund  shares  (provided  that  a  minimum  account  balance  of
   $50,000,  as of the date that the Fund  values  shares for  repurchase,  is maintained).  If you wish to opt out of the  program  and to  receive  your dividends  and  distributions  in  cash,  please  contact  OppenheimerFunds
   Services at 1.800.858.9826 to complete the necessary instructions.

   Will the  planned  change in tax  treatment  result  in a taxable  event to
   Members?  The  election  of the Fund to be taxed as a  corporation  and its qualification as a "regulated  investment  company" should not be a taxable event to Members.  OppenheimerFunds,  Inc., the Fund's investment  adviser, at its  expense  has  obtained  for the  benefit  of the Fund an opinion of counsel,  based on certain  representations of such adviser,  substantially to that effect.

   Will the  advisory  fees I pay change?  For most  Members,  these fees will not change at all,  although  some  Members  will  realize  an  incremental
   reduction  in  the  amount  of  incentive   compensation   payable  to  the
   Investment  Adviser.  As  part of the  replacement  of  individual  capital accounts by a general Fund account,  the Fund expects the Board of Managers to  approve  modifying  the  formula  for  calculation  of  the  Investment
   Adviser's  incentive  compensation  so as to  allow  its  calculation  on a
   Fund-wide basis,  rather than separately for each Member's capital account.
   To assure  equitable  treatment of all Members during the  transition,  the
   Fund's new general  account  loss  carryforward  (or "high water mark") for this purpose will be "set" in an amount  equivalent to the most  beneficial loss  carryforward  applicable  to any single  Member as of the  transition date.  Some  Members  will thus  realize an  incremental  reduction  in the incentive  compensation  that otherwise  might have been payable from their capital  accounts.  In no  case,  however,  will  any  Member  be  subject, directly or indirectly,  to any increase in incentive compensation or other advisory fees relative to the fees under the prior formula.

   What effect will  participating  in this Repurchase Offer have on the Fund?
   The repurchase of Interests  pursuant to the Repurchase Offer will have the effect  of  decreasing  the net  assets  of the  Fund  and  increasing  the proportionate  interest  in the Fund of  Members  who do not  tender  their
   Interest.  A reduction in the net assets of the Fund could limit the Fund's access to certain investment  opportunities,  cause the Fund to sell assets it would not have sold otherwise  (including public securities),  or result in Members who do not tender  their  Interest  bearing  higher costs to the extent that certain  expenses  borne by the Fund are  relatively  fixed and may not decrease if assets decline.  The effects of decreased Fund size and increased  proportionate  Interests  of  Members  who do not  tender may be reduced or  eliminated  to the extent  that  additional  subscriptions  for
   Interests are made from time to time.

   Although the Repurchase  Offer does not set any maximum amount of Interests that may be tendered  and  repurchased,  the Fund does not expect  Members'
   participation  in the Repurchase Offer to exceed  substantially  their rate of  participation  in  prior  repurchase  offers.  Substantially  increased participation  would,  however,  increase  the  reduction in the Fund's net assets  resulting from the  Repurchase  Offer and could cause the sale of a substantial  portion (or even,  under  certain  circumstances,  all) of the
   Fund's  investments.  In the unlikely  event that  tenders  equal to 30% or more of the Fund's  then-current  net assets are received at the Repurchase
   Request  Deadline,  the Board of Managers expects to extend such Repurchase
   Request  Deadline  (and  corresponding   Valuation  Date  and  payments  to
   Members)  up to 90 days to permit an  orderly  disposition  of  investments consistent with the Fund's  investment  objectives and policies in order to
   purchase   Interests  tendered  pursuant  to  the  Offer.  There  are  also circumstances  under which the Board of Managers  may suspend or  terminate the  Repurchase  Offer.  Reasonable  notice of any  extension,  suspension, postponement or termination will be provided.

2.    Repurchase  Request  Deadline - How to Submit  Requests.  All tenders of
   Interest   for   repurchase   must   be   received   in   proper   form  by
   OppenheimerFunds  Services  at its office in  Colorado  on or before  12:00
   Midnight  (ET),  on  June  20,  2005.   Repurchase  Requests  submitted  to
   OppenheimerFunds  Services  in  writing  must  be  sent  to  the  addresses specified  in the  Repurchase  Request  Form.  Members  wishing  to confirm receipt  of  the  Repurchase  Request  Form  may  contact  OppenheimerFunds
   Services at  1.800.858.9826  or at the address set forth in the  Repurchase
   Request  Form.  The method of delivery of any  documents is at the election and complete risk of the Member  tendering his or her Interest,  including, but not limited to the failure of OppenheimerFunds  Services to receive the
   Repurchase Request Form or any other document.

3.    Valuation Date.  Investors should realize that the value of the Interest tendered in this Offer likely will change  between March 31, 2005 (the last date for which Net Asset Value will have been  calculated  before the start of this  offer)  and April 30,  2005 and May 31,  2005 (the next  dates for which Net Asset  Value will be  calculated  before the  Repurchase  Request
   Deadline)  and June 30, 2005 (the  Valuation  Date),  when the value of the
   Interests  tendered  to  the  Fund  will  be  determined  for  purposes  of calculating  the purchase  price of such  Interests  (unless the Repurchase
   Offer is extended,  then as of a date  determined by the Fund in an amended notice to  Members).  As of the close of  business on March 31,  2005,  the estimated  unaudited  Net Asset  Value of an Interest  corresponding  to an initial capital  contribution of $50,000  (without  consideration  of sales charge) on the  following  dates on which initial  investments  in the Fund were accepted was as follows:

             ------------------------------------------------------------
                     If You Invested           Your Unaudited Net Asset
                                                Value as of March 31,
                     $50,000 on                     2005 would be
             ------------------------------------------------------------
             ------------------------------------------------------------
             2002           January                    $59,135
                           February                    $58,622
                             March                     $58,414
                             April                     $57,322
                              May                      $57,670
                             June                      $57,442
                             July                      $57,560
                            August                     $58,371
                           September                   $58,311
                            October                    $58,108
                           November                    $58,435
                           December                    $57,943

             ------------------------------------------------------------
             ------------------------------------------------------------
             2003           January                    $57,432
                           February                    $56,932
                             March                     $56,959
                             April                     $56,604
                              May                      $55,578
                             June                      $54,954
                             July                      $54,588
                            August                     $55,176
                           September                   $53,078
                            October                    $52,654
                           November                    $52,205
                           December                    $52,220

             ------------------------------------------------------------
             ------------------------------------------------------------
             2004           January                    $51,846
                           February                    $51,494
                             March                     $51,360
                             April                     $50,885
                              May                      $50,584
                             June                      $51,133
                             July                      $51,210
                            August                     $51,539
                           September                   $51,712
                            October                    $51,640
                           November                    $51,572
                           December                    $50,755

             ------------------------------------------------------------
             ------------------------------------------------------------
             2005           January                    $50,156
                           February                    $50,249
                             March                     $49,760
             ------------------------------------------------------------

   As of the close of  business  on March 31,  2005,  there was  approximately
   $80,894,759  outstanding in capital of the Fund held in Interests (based on the  estimated  unaudited  net  asset  value  of such  Interest).  The Fund determines its Net Asset Value at least monthly,  based on the  information it receives from the Portfolio  Managers of the Portfolio Funds in which it invests.

4.    Net Asset  Value.  You must  determine  whether to tender your  Interest prior to the Repurchase Request Deadline,  but the Net Asset Value at which the Fund  will  repurchase  Interests  will  not be  calculated  until  the
   Valuation  Date.  The Net Asset Value can fluctuate and,  accordingly,  may fluctuate  between  the date you submit  your  Repurchase  Request  and the
   Repurchase  Request Deadline and the Valuation Date. The Net Asset Value on
   the Repurchase  Request  Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.  Members may obtain the most recently calculated  information  regarding the Net Asset Value of their Interest by contacting  OppenheimerFunds  Services at 1.800.858.9826,
   Monday through  Friday,  except  holidays,  during normal business hours of
   9:00 a.m. to 5:00 p.m. (ET).

5.    Payment for Repurchased  Interest. If the entire Interest of a Member is repurchased,  the Member will receive an initial  payment equal to at least
   90% of the estimated  unaudited net asset value of the Interest (or portion thereof)  repurchased by the Fund (the "Initial Payment")  determined as of the date of such  repurchase  and the  balance due will be  determined  and paid promptly after  completion of the Fund's audit and be subject to audit adjustment.  The total  amount  that a Member  may expect to receive on the repurchase of the Member's  Interest (or portion thereof) will be the value of the Member's  capital  account (or portion  thereof  being  repurchased)
   determined  on the  Valuation  Date and based on the Net Asset Value of the
   Fund's assets as of that date,  after giving effect to all  allocations  to be made as of that date to the  Member's  capital  account,  including  any
   Incentive  Allocation (as defined in the  Prospectus).  This amount will be subject to  adjustment  upon  completion  of the annual audit of the Fund's financial  statements  for the  fiscal  year in  which  the  repurchase  is effected  (which it is expected will be completed  within 60 days after the end of each fiscal year).

   Payment of the purchase  price for  Interests  (or portion  thereof)  shall consist of either cash or a promissory  note, which will not bear interest.
   The Board of Managers  shall  determine  what  percentage  (which  shall be applied  equally to all Members) of the purchase  price for  Interests  (or portion  thereof) shall be paid in cash and/or by promissory note. If it is determined  to be  appropriate  by the Board of  Managers or if the Initial
   Payment is less than 100% of the estimated  unaudited net asset value,  the
   Fund shall pay by a  promissory  note  entitling  the  holder  thereof to a contingent  payment equal to the excess, if any, of (x) the Net Asset Value of the  Interest  (or portion  thereof)  repurchased  by the Fund as of the date  of  such  repurchase,  determined  based  on  the  audited  financial statements  of the Fund for the Fiscal  Year in which such  repurchase  was effective,  over (y) the  Initial  Payment.  Any  promissory  note given to satisfy the Initial  Payment shall be due and payable not more than 45 days after the date of repurchase  or, if the Fund has  requested  withdrawal of its  capital  from any  Portfolio  Fund (as defined in the  Prospectus)  in order to fund the  repurchase of Interest,  10 business days after the Fund has  received at least 90% of the  aggregate  amount  withdrawn by the Fund from such Portfolio Funds.

   Notwithstanding  anything in the  foregoing to the  contrary,  the Board of
   Managers,  in its discretion,  may pay any portion of the repurchase  price in marketable  securities (or any combination of marketable  securities and cash) having a value,  determined  as of the date of  repurchase,  equal to the  amount to be  repurchased.  Regardless  of the manner of payment as of the Valuation  Date, a Member whose  Interest is  repurchased in full as of that date will, at the same time, cease to be a Member.

6.    Amount  of  Tender.  Members  may  tender  all  or a  portion  of  their
   Interest.  A Member who tenders for repurchase only a portion of his or her
   Interest will be required to maintain a minimum  capital account balance of
   $50,000 (net of the amount of the Incentive Allocation,  if any, that is to be debited from the capital  account of the Member) as of the date that the
   Fund values the Interest for  repurchase.  The Fund maintains the right, in the case of a partial  tender,  to reduce the  portion of an Interest to be repurchased  from a Member so that the  required  minimum  capital  account balance  is  maintained.  The Fund will  promptly  notify the Member if his tender of a  portion  of his  Interest  for  repurchase  would  reduce  his capital account balance to less than $50,000.

   The Fund may redeem all or part of an Interest  if,  among  other  reasons, the Adviser  determines  that it would be in the best interests of the Fund to do so.  The Fund  reserves  the  right to  reduce  that  portion  of the
   Interest to be purchased  from a Member to maintain  the  Member's  capital account  balance at $50,000  if a Member  tenders a portion of an  Interest and the  repurchase  of that  portion  would  cause  the  Member's  capital account balance to fall below this required minimum.

7.    Withdrawal  of Tender of Interest  for  Repurchase.  Interests  tendered pursuant  to the  Repurchase  Offer  may be  withdrawn  or  the  amount  of
   Interest  tendered for  Repurchase  may be changed at any time prior to the
   Repurchase  Request Deadline at 12:00 Midnight ET on June 20, 2005. Members
   must  send a  written  notice to  OppenheimerFunds  Services  at one of its addresses  specified in this Repurchase Request Form, and  OppenheimerFunds
   Services  must  receive  it before the  Repurchase  Request  Deadline.  All questions to the form and validity  (including time of receipt) of a notice of withdrawal will be determined by the Fund, in its sole  discretion,  and
   such  determination   shall  be  final  and  binding.   Interests  properly
   withdrawn  shall not  thereafter  be deemed to be tendered  for purposes of the  Repurchase  Offer.  However,  withdrawn  Interests may be  re-tendered prior to the  Repurchase  Request  Deadline  by  following  the  procedures described herein.

8.    Suspension,  Postponement or Termination of Repurchase  Offer. The Board
   of Managers of the Fund may suspend,  postpone or terminate this Repurchase
   Offer by a majority  vote of the  Managers  (including  a  majority  of the disinterested  Managers).  For example, such a suspension,  postponement or termination may be instituted:

   (A) for any period  during which The New York Stock  Exchange or any market in which the  securities  owned by the Fund are  principally  traded is closed,  other than customary weekend and holiday  closings,  or during which trading in such market is restricted;

(B)   for any period  during  which an  emergency  exists as a result of which disposal  by the  Fund  of  securities  owned  by it is not  reasonably practicable,  or during which it is not reasonably  practicable for the
       Fund fairly to determine the value of its net assets;

(C)   for  any   period,   where   there   is  an   unexpectedly   significant
       participation   in  the   Repurchase   Offer,   to  permit  an  orderly
       disposition  of  investments  consistent  with  the  Fund's  investment objectives  and policies in order to fund the  repurchase  of Interests tendered pursuant to the Offer;

(D)   for any period,  during which there is, in the Managers'  judgment,  any
       (i) legal action or proceeding  instituted  or  threatened  challenging the Repurchase  Offer or that otherwise  would have a material  adverse affect  on the  Fund,  (ii)  declaration  of a  banking  moratorium  by
       Federal or state  authorities  or any suspension of payment by banks in the  United  States or New York  State  that is  material  to the Fund,
       (iii)  limitation  imposed  by  Federal  or  state  authorities  on the extension  of  credit  by  lending  institutions,  (iv)  suspension  of trading on any organized exchange or over-the-counter  market where the
       Fund  has  a  material  investment,  (v)  commencement  of  war,  armed hostilities or other  international  or national  calamity  directly or indirectly  involving  the United  States that is material to the Fund,
       (vi)  material  decrease in the  estimated  net asset value of the Fund from the estimated  net asset value of the Fund as of the  commencement of the Repurchase  Offer, or (vii) other  event or condition that would have a  material  adverse  effect  on the  Fund  or  its  investors  if
       Interests tendered pursuant to the Repurchase Offer were purchased;

(E)   for such other periods as the  Securities  and Exchange  Commission  may order for the protection of Members of the Fund; or

(F)   the  independent  Managers of the Fund  determine  that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer;

   However,  there can be no assurance  that the Fund will  exercise its right to extend,  amend or cancel the Offer or to postpone  acceptance of tenders pursuant to the Repurchase Offer. If conditions  qualifying as war or armed hostilities  as expressed in Section  8(D)(v) above occur (and, at present, the Fund does not believe these conditions  exist),  and the Managers waive the Fund's rights under Section 8, they will determine  whether such waiver constitutes a material  change to the Repurchase  Offer.  If they determine that it does,  the  Repurchase  Offer  will  remain  open for at least five business days  following the waiver and investors  will be notified of this occurrence.

9.    Tax Consequences to a Member  Participating in the Repurchase  Offer. In
   general,  a Member from which an Interest is  purchased by the Fund will be treated as receiving a distribution  from the Fund.  Such Member  generally will not recognize  income or gain as a result of the  purchase,  except to the  extent  (if any) that the  amount  of  consideration  received  by the
   Member  exceeds such  Member's  then  adjusted  tax basis in such  Member's
   Interest.  A Member's basis in such Member's  Interest will be reduced (but not below zero) by the amount of consideration  received by the Member from the Fund in  connection  with the  purchase  of such  Interest.  A Member's basis in such Member's  Interest will be adjusted for income,  gain or loss allocated  (for tax  purposes)  to such  Member  for  periods  prior to the repurchase of such  Interest.  It should be noted that Members will also be allocated  their share of the Fund's  income,  gain or loss with respect to the tendered  Interest  that has not been  previously  allocated,  and such allocation would also result in  corresponding  adjustments to the adjusted tax basis of the Interest.  Cash  distributed  to a Member in excess of the adjusted tax basis of such  Member's  Interest is taxable as a capital gain or ordinary income,  depending on the circumstances.  If the Fund purchases a Member's  entire  interest,  the Member may recognize a loss, but only to the extent that the amount of consideration  received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

   Members  should  consult  their tax  advisers  regarding  the  specific tax consequences,  including state and local tax consequences,  of a repurchase of their  Interest.  Special  tax rules apply to any  Interest  repurchased from retirement plan accounts.

10.   Tax Consequences to a Member Not  Participating in the Repurchase Offer.
   Members  who  retain  Interests  in the  Fund  will be  subject  to the tax consequences  of the Fund's change in tax treatment to a corporation  taxed as a regulated  investment  company  under  Subchapter  M of the Code.  For
   Federal  income tax purposes,  the change in tax treatment  will be treated as a  transfer  by the Fund of all of its  assets to a new  corporation  in exchange for all of the shares of such corporation ("Shares"),  followed by the  distribution  of  such  Shares  in  liquidation  of  the  current  tax partnership.  No gain or loss  should  be  recognized  by the  current  tax partnership  upon its  deemed  transfer  of  assets  in  exchange  for such
   Shares. In addition,  no gain or loss should be recognized by a Member upon such Member's  deemed  receipt of Shares in  liquidation of the current tax partnership.  A Member's  adjusted  tax basis in the  Shares  should be the same as such  Member's  adjusted  tax basis in its  interest in the current tax  partnership,  and such Member's  holding  period for the Shares should include such  Member's  holding  period for its interest in the current tax partnership.  The  foregoing  statement  of tax  consequences  relating  to realization  of gain or loss is based upon an  opinion of counsel  obtained by the Fund's investment adviser, based on certain  representations of such adviser, for the benefit of the Fund.

   Members  should  consult  their tax  advisers  regarding  the  specific tax consequences,  including state and local tax  consequences,  of the planned change in tax treatment of the Fund.

11.   Early  Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for  repurchases,  although  certain  retirement plans or other  intermediary  accounts  through  with a  Member  may hold his or her
   Interest  may charge  such fees.  In  addition,  the  Fund's  normal  Early
   Withdrawal  Charge  will  be  waived,  on a  one-time  basis,  as  to  this
   Repurchase  Offer.  That charge is described in the Fund's  Prospectus  and typically  applies if the date as of which the Interest is to be valued for purposes of  repurchase  is less than one year  following  the date of your initial investment in the Fund.

12.   Proper Form of  Repurchase  Request  Documents.  All questions as to the validity,  form, eligibility (including,  for example, the time of receipt)
   and  acceptance of  repurchase  requests will be determined by the Fund, in its sole discretion,  and that determination will be final and binding. The
   Fund  reserves  the  right to  reject  any and all  tenders  of  repurchase requests  for  Interest  determined  not to be in the  proper  form,  or to refuse to accept for  repurchase any Interest if, in the opinion of counsel to the Fund,  paying for such  Interest  would be  unlawful.  The Fund also reserves  the  absolute  right  to  waive  any of the  conditions  of  this
   Repurchase  Offer or any  defect in any  tender  of  Interest,  whether  in general or with  respect  to any  particular  Interest  or  Member(s).  The
   Fund's  interpretations  of the terms  and  conditions  of this  Repurchase
   Offer  shall  be  final  and  binding.   Unless  waived,   any  defects  or
   irregularities in connection with repurchase  requests must be cured within the times as the Fund  shall  determine.  Tenders of  Interest  will not be deemed to have been made  until all  defects  or  irregularities  have been cured or waived.

   Neither the Fund,  OppenheimerFunds Services,  OppenheimerFunds,  Inc. (the
   Fund's investment adviser),  Tremont Partners,  Inc. (the Fund's investment manager), nor OppenheimerFunds  Distributor, Inc. (the Fund's Distributor),
   nor any other  person is or will be obligated to give notice of any defects or irregularities in repurchase  requests  tendered,  nor shall any of them incur any liability for failure to give any such notice.

13.   Certain  Additional  Information  About the Fund. The Fund does not have any  plans  or  proposals  that  relate  to or  would  result  in:  (a) the acquisition  by any person of additional  Interests  (other than the Fund's intention to accept  subscriptions  for Interests  from time to time in the discretion  of the Fund) or the  disposition  of  Interests,  other than as disclosed in the Prospectus;  (b) an extraordinary  transaction,  such as a
   merger,  reorganization  or  liquidation,   involving  the  Fund;  (c)  any
   material change in the present distribution policy,  except with respect to the planned  establishment  of a program for  reinvestment of distributions as described in Item 1 above, or indebtedness  or  capitalization  of Fund,
   except  to  the  extent   temporary   indebtedness   may  be   incurred  in
   satisfaction  of  Interests  tendered for  repurchase  under this or future
   Repurchase  Offers; (d) any change in the identity of the Adviser or in the management  of the  Fund  including,  but not  limited  to,  any  plans  or proposals  to change  the  number or term of the Board of  Managers  of the
   Fund ("Board"),  to fill any existing vacancy for a Member of the Board, or to change any material term of the investment  advisory  arrangements  with the Adviser,  except as described in Item 1, above, under the heading "Will the  advisory  fees I pay  change?";  (e) a sale or  transfer of a material amount of assets of the Fund  (other  than as the  Managers  or the Adviser determine  may be  necessary  or  appropriate  to fund any  portion  of the repurchase price for Interests  acquired  pursuant to this Repurchase Offer or in connection  with the ordinary  portfolio  transactions  of the Fund);
   (f) any other material change in the Fund's  structure or business,  except as described in Item 1 above  regarding  the Fund's  Federal tax  treatment and related  matters,  including any plans or proposals to make any changes in its fundamental  investment policy for which a vote would be required by
   Section 13 of the  Investment  Company  Act of 1940;  or (g) any changes in the Fund's Limited  Liability  Company  Agreement or other actions that may impede the acquisition of control of the Fund by any person.

   During  the  past  60  days,   other  than  the   regular   acceptance   of
   subscriptions  for Interests,  and the regularly  scheduled tender offer of
   March 31, 2005, no  transactions  involving the Interests  were effected by the Fund,  the  Adviser,  the Board or any person  controlling  the Fund or controlling  the Adviser,  the  Investment  Manager or any Board Members of
   the Fund.

14.   Miscellaneous.  The  Repurchase  Offer is not  being  made to,  nor will tenders  be  accepted  from,  Members  in any  jurisdiction  in  which  the
   Repurchase  Offer or its acceptance would not comply with the securities or
   Blue Sky laws of such jurisdiction.  The Fund reserves the right to exclude
   Members  from  the  Repurchase  Offer  in any  jurisdiction  in which it is asserted  that the  Repurchase  Offer  cannot  lawfully  be made.  The Fund believes  that such  exclusion is  permissible  under  applicable  laws and regulations,  provided  the Fund makes a good faith  effort to comply  with any state law deemed applicable to the Repurchase Offer.

Neither  the Fund nor its Board of  Managers  make any  recommendation  to any
Member  whether  to tender or refrain  from  participating  in the  Repurchase
Offer.  Each Member must make an  independent  decision  whether to tender its
Interest and, if so, how much Interest to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the
Fund whether  Members  should tender  pursuant to this  Repurchase  Offer.  No
person  has  been   authorized  to  give  any   information  or  to  make  any
representations  in  connection  with this  Repurchase  Offer other than those contained in this Repurchase  Offer or in the Fund's  Prospectus and Statement
of Additional  Information.  If given or made,  any such  recommendations  and such  information  must not be relied  upon as having been  authorized  by the
Fund, its Investment Adviser, Distributor or the Investment Manager.

This  transaction  has not been approved or  disapproved by the Securities and
Exchange  Commission  nor has the  Securities  and Exchange  Commission or any
state  securities  commission  passed  upon the  fairness  or  merits  of such transaction  or on the  accuracy or adequacy of the  information  contained in this document. Any representation to the contrary is unlawful.

For the  Fund's  current  Net Asset  Value and other  information  about  this
Repurchase   Offer,   or  for  a  copy   of  the   Fund's   Prospectus,   call
OppenheimerFunds   Services  at   1.800.858.9826  or  contact  your  financial
adviser.

Appendix A to this  Repurchase  Offer Notice  follows.  As described in Item 1 above,  it contains  important  information  relating to changes in the Fund's tax treatment that the Fund expects to implement following  completion of this
Repurchase Offer.

Please also note that to effect the  changes  described  in Item 1 above,  the
Board of Managers has authorized a number of  corresponding  amendments to the
Fund's limited  liability  company  agreement.  These primarily  relate to the various tax,  "capital  account" and  distribution  matters  described in that
Item 1. Your  approval  of these  amendments  is not  required;  a copy of the
limited   liability  company  marked  to  show  the  amendments  is,  however,
available   to   Members   on  request   to   OppenheimerFunds   Services   at
1.800.858.9826.

Dated: May 17, 2005

           APPENDIX A TO REPURCHASE OFFER NOTICE DATED MAY 17, 2005
           --------------------------------------------------------

As described more fully in Item 1 to the Repurchase Offer Notice  accompanying this Appendix,  the Board of Managers of Oppenheimer Tremont Opportunity Fund,
LLC  (the  "Fund")  has  authorized  the  Fund  to  seek  qualification  as  a
"regulated  investment  company"  under  Subchapter M of the Internal  Revenue
Code.  Such  qualification  will be  sought as soon as  practicable  following completion of the current  repurchase offer and no later than on or about July
1, 2005.

This Appendix sets out important  information  about the planned change to the
Fund's tax  treatment.  For your  convenience,  the  Appendix is  organized by reference  to sections  of the Fund's  current  Prospectus  and  Statement  of
Additional Information (each dated July 30, 2004).

o     Part I below represents  information that,  following the planned change in tax treatment,  will replace the corresponding information on page 38 of that Prospectus under the heading "Taxes".

o     Part II below represents  information that, following the planned change in tax treatment,  will replace the corresponding information on page 26 of that  Statement  of  Additional  Information  under the heading  "Tax
      Aspects".

                                    Part I
                                    ------

Dividends.  The  amount of any  dividends  the Fund  pays may vary over  time, depending  on market  conditions,  the  composition  of the Fund's  investment portfolio,  the expenses  borne by the Fund's  shares,  and any results of the
Fund's  investment  program.  The Fund cannot  guarantee  that it will pay any dividends or other distributions.

Capital Gains  Distributions.  A Portfolio  Fund may realize  capital gains on the sale of portfolio securities.  If it does, the Fund may make distributions out of any net short-term or long-term capital gains,  normally in December of each year.  The Fund may make  supplemental  distributions  of  dividends  and capital gains following the end of its fiscal year.  There can be no assurance that the Fund will pay any capital gains distributions in a particular year.

Choice for Receiving  Distributions.  When you open your  account,  specify on your  application  how you want to receive your  dividends and  distributions.
You have two options:

o     Reinvest All Distributions in the Fund. You can elect to reinvest all dividends and capital gains distributions in additional shares of the
      Fund.

o     Receive All Distributions in Cash. You can elect to receive a check for all dividends and capital gains distributions.

If your account was  established  before the date on which the Fund elected to modify its tax treatment to that described  immediately below (i.e., before on or about July 1, 2005),  the Fund  reinvests  all your  dividends  and capital gains  distributions in additional  shares of the Fund unless you specifically instructed the Fund otherwise at the time.

                                    TAXES
                                    -----

This  information  is only a  summary  of  certain  U.S.  Federal  income  tax information  about  this  investment  as  of  the  date  of  this  Prospectus.
Prospective  investors should consult with their tax advisors about the effect of an investment in the Fund on their particular tax situations.

TAXES.  The Fund  intends  to elect and to  qualify  each year as a  regulated investment  company under the Code.  That means that in each year it qualifies and distributes to its  shareholders  at least 90% of its "investment  company taxable  income" (as defined in the Internal  Revenue Code, but without regard to the dividends paid  deduction),  it will pay no U.S.  federal income tax on the earnings or capital  gains it  distributes.  This avoids a "double tax" on that income and capital  gains since  shareholders  normally  will be taxed on the  dividends and capital gains they receive from the Fund (unless their Fund shares are held in a  retirement  account  that  permits  tax  deferral or the shareholder is otherwise exempt from tax).  Tax-exempt U.S. investors will not incur unrelated  business taxable income with respect to an investment in Fund shares if they do not borrow to acquire such shares.

Shareholders  should be aware of the following tax  implications  of investing in the Fund:

o     Dividends paid from net investment  income and short-term  capital gains
         are  taxable  as  ordinary   income.   Distributions  of  the  Fund's
         long-term  capital gains are taxable as long-term  capital gains.  It does not matter how long shareholders have held their shares.

o     If the Fund receives dividends from U.S. corporations,  a portion of the dividends paid by the Fund to corporate  shareholders may be eligible for the corporate  dividends  received  deduction.  In addition,  for
         taxable   years   beginning   on  or  before   December   31,   2008,
         distributions  of net  investment  income that are  designated by the
         Fund as  derived  from  "qualified  dividend  income"  are  taxed  to individuals  at the rates  applicable  to  long-term  capital  gains.
         Certain  holding  period  and  other  requirements  must  be  met  by shareholders  and the Fund for  distributions  to be eligible for the
         corporate   dividends   received   deduction   or  the   preferential
         individual tax rates that apply to qualified  dividend income, as the case may be.

o     A distribution  would be treated as paid to  shareholders on December 31 of the  current  calendar  year  if it is  declared  by the  Fund  in
         October,  November or December with a record date in such a month and paid during January of the following year.

o     If  the  Fund  distributes  less  than  an  amount  equal  to 98% of its ordinary  income for the  calendar  year and 98% of its capital  gain net  income  for the  one-year  period  ending on  October 31 of such calendar year,  unless the Fund elects to use a calendar  year,  plus such amounts from previous years that were not distributed,  then the
         Fund  will  be  subject  to a  nondeductible  4%  excise  tax  on the undistributed  amounts.  It is  currently  anticipated  that the Fund will make  sufficient  distributions  of its  income to  satisfy  the distribution requirement and prevent application of the excise tax.

o      If in any  taxable  year  the  Fund  fails to  qualify  as a  regulated investment  company  under  the  Code,  the Fund will be taxed in the same  manner as an  ordinary  corporation  and  distributions  to its shareholders  will not be  deductible  by the Fund in  computing  its taxable income.

o     Every  calendar  year  the Fund  expects  to send  shareholders  and the
         Internal  Revenue  Service  a  statement  showing  the  amount of any
         taxable   dividends  and  other   distributions   the  Fund  paid  to
         shareholders  in the previous  calendar year. The tax information the
         Fund  sends  shareholders  will  separately  identify  any  long-term capital  gains or qualified  dividend  income  distribution  the Fund paid to shareholders.

o     Because the Fund's  share prices  fluctuate,  a  shareholder  may have a capital gain or loss when its shares are repurchased.  A capital gain or loss is the  difference  between the price  shareholders  paid for the  shares  and the  price  shareholders  received  when  they  were accepted for  repurchase or exchange.  Generally,  when shares of the
         Fund  shareholders  have tendered are repurchased,  shareholders must recognize any capital gain or loss on those shares.

o     If shareholders  buy shares on the date or just before the date the Fund declares a capital  gains  distribution,  a portion  of the  purchase price for the shares will be returned  to  shareholders  as a taxable distribution.

o     The tax  treatment  of  dividends  and  distributions  will be the  same regardless  of  whether  they  are  paid to  shareholders  in cash or reinvested in additional shares of the Fund.

o     Shareholders  should review the more detailed discussion of U.S. federal income tax considerations in the SAI.

The Fund may be required to withhold U.S.  federal income tax from all taxable distributions payable if shareholders:

o     fail to provide  the Fund with  their  correct  taxpayer  identification numbers;

o     fail to make required certifications; or

o     have been  notified by the Internal  Revenue  Service that  shareholders are subject to backup withholding.

In  certain  cases,  distributions  made  by  the  Fund  may be  considered  a non-taxable return of capital to shareholders.  The Fund will identify returns of capital in shareholder notices.

                                   Part II
                                   -------

                                 TAX ASPECTS
                                 -----------

This summary of certain  aspects of the U.S.  federal  income tax treatment of the Fund is based upon the  Internal  Revenue  Code of 1986,  as amended  (the
"Code"), judicial decisions,  Treasury Regulations and rulings in existence on the date  hereof,  all of which are subject to change.  This  summary does not discuss the impact of various  proposals to amend the Code, which could change certain of the tax  consequences  of an investment in the Fund.  References in this summary to the tax  consequences of the Fund's  investments,  activities, income,  gain and loss  include the direct  investments,  activities,  income, gain and loss of the Fund and those  indirectly  attributable to the Fund as a result of investing in the underlying funds.

QUALIFICATION AS A REGULATED INVESTMENT COMPANY

As a regulated  investment  company,  the Fund is not subject to U.S.  federal income tax on the portion of its investment  company taxable  income,  as that term is defined in the Code  (determined  without  regard to the deduction for dividends  paid),  and net capital gain (that is, the excess of net  long-term capital  gains over net  short-term  capital  losses) that it  distributes  to shareholders.  That  qualification  enables  the  Fund to "pass  through"  its distributed  income and net  capital  gains to  shareholders  without the Fund having  to pay tax on  them.  The Code  contains  a number  of  complex  tests relating to  qualification  that the Fund might not meet in a particular year.
If the Fund does did not qualify as a regulated  investment company during any period,  it would be  treated  for U.S.  federal  income  tax  purposes  as an ordinary  corporation  and would receive no tax deduction for payments made to shareholders during that period.

To qualify as a regulated  investment  company,  the Fund must  distribute  at least 90% of its investment  company  taxable income for the taxable year. The
Fund must also satisfy  certain other  requirements of the Code, some of which are described  below.  Distributions  by the Fund made during the taxable year or, under  specified  circumstances,  within  twelve months after the close of the taxable  year,  will be considered  distributions  of income and gains for the  taxable  year  and  will  therefore  count  toward  satisfaction  of  the above-mentioned requirement.

To qualify as a regulated  investment  company,  the Fund must derive at least
90% of its gross income each taxable year from  dividends,  interest,  certain payments  with  respect  to  securities  loans,  gains  from the sale or other disposition  of stock or securities or foreign  currencies (to the extent such currency  gains are directly  related to the  regulated  investment  company's principal  business of investing  in stock or  securities)  and certain  other income.

In addition to satisfying  the  requirements  described  above,  the Fund must satisfy  an asset  diversification  test in order to  qualify  as a  regulated investment  company.  Under  that  test,  at the close of each  quarter of the
Fund's  taxable  year,  at least 50% of the value of the  Fund's  assets  must consist of cash and cash items,  U.S.  Government  securities,  securities  of other regulated  investment  companies,  and securities of "other issuers." As to each of those "other  issuers,"  the Fund must not have  invested more than
5% of the value of the Fund's total assets in  securities  of each such issuer and the Fund must not hold more than 10% of the outstanding  voting securities of each such issuer. In addition,  no more than 25% of the value of the Fund's total assets may be invested in the  securities  of any one issuer (other than
U.S.  Government  securities  and  securities  of other  regulated  investment companies)  or in two or more  issuers  which the Fund  controls and which are engaged  in the same or similar  trades or  businesses  or  related  trades or businesses.  For purposes of this test,  obligations  issued or  guaranteed by certain agencies or  instrumentalities  of the U.S.  Government are treated as
U.S. Government securities.

EXCISE TAX ON REGULATED INVESTMENT COMPANIES

Under the Code, by December 31 of each year, the Fund must  distribute,  or be deemed to have distributed,  an amount at least equal to the sum of (1) 98% of its ordinary  income  earned from January 1 through  December 31 of that year,
(2) 98% of its capital  gains  realized  in the period from  November 1 of the prior year through  October 31 of the current year,  and (3) all such ordinary income and capital gains for previous years that were not  distributed  during those years. If it does not, the Fund must pay a non-deductible  4% excise tax on the amounts not  distributed.  It is  presently  anticipated  that the Fund will meet those requirements.  To meet these requirements,  the Fund might, in certain circumstances,  be required to liquidate portfolio investments to make sufficient distributions.  However, the Board and the Investment Manager might determine  in a  particular  year  that it would be in the best  interests  of shareholders  for the  Fund not to make  such  distributions  at the  required levels  and to pay the  excise tax on the  undistributed  amounts.  That would reduce the amount of income or capital  gains  available for  distribution  to shareholders.

FAILURE TO QUALIFY AS A REGULATED INVESTMENT COMPANY

If, in any taxable year,  the Fund fails to qualify as a regulated  investment company  under  the  Code,  the Fund  will be taxed in the same  manner  as an ordinary  corporation  and  distributions  to  its  shareholders  will  not be deductible by the Fund in computing its taxable  income.  In addition,  in the event of a failure to qualify as a regulated  investment  company,  the Fund's distributions,  to the extent  derived from the Fund's  current or accumulated earnings and  profits,  will  constitute  dividends,  which will  generally be
eligible  for  the  dividends  received   deduction   available  to  corporate
shareholders.  Furthermore, in such event, individual shareholders of the Fund would  generally be able to treat such  distributions  as "qualified  dividend income"  eligible for reduced rates of U.S. federal income taxation in taxable years beginning on or before December 31, 2008.

DISTRIBUTIONS

Dividends  paid out of the Fund's  investment  company  taxable income will be taxable  to a  shareholder  as  ordinary  income to the  extent of the  Fund's earnings and profits,  whether such  dividends  are paid in cash or reinvested in additional  shares. If a portion of the Fund's income consists of dividends paid by U.S.  corporations (other than REITs), a portion of the dividends paid by the  Fund to  corporate  shareholders  may be  eligible  for the  corporate dividends received deduction.  In addition,  for taxable years beginning on or before December 31, 2008,  distributions of investment  company taxable income that are designated by the Fund as derived from qualified  dividend income are taxed to  individuals  at the rates  applicable  to  long-term  capital  gain.
Qualified   dividend  income  generally   includes   dividends  from  domestic
corporations  and  dividends  from  foreign  corporations  that  meet  certain specified criteria.  Certain holding period and other requirements must be met by both the shareholder and the Fund for  distributions to be eligible for the corporate  dividends  received  deduction or the  preferential  individual tax
rates  that  apply  to  qualified   dividend  income,  as  the  case  may  be.
Distributions  of net  capital  gain,  if  any,  designated  as  capital  gain dividends are taxable to a shareholder as long-term  capital gain,  regardless of how long the  shareholder  has held Fund  shares.  Long-term  capital  gain rates for individuals have been  temporarily  reduced to 15% (with lower rates for  individuals in the 10% and 15% rate brackets) for taxable years beginning on or before  December 31, 2008. A distribution  of an amount in excess of the
Fund's  current and  accumulated  earnings  and  profits  will be treated by a shareholder as a return of capital,  which is applied  against and reduces the shareholder's  basis in his shares.  To the extent that the amount of any such distribution  exceeds the shareholder's  basis in his shares,  the excess will be treated by the  shareholder  as gain from a sale or exchange of the shares.
Distributions  will be treated in the manner  described  above  regardless  of whether such distributions are paid in cash or invested in additional shares.
The Fund may elect to retain its net  capital  gain or a portion  thereof  for investment  and be taxed at corporate  rates on the amount  retained.  In such case, it may designate the retained amount as  undistributed  capital gains in a notice  to its  shareholders,  who will be  treated  as if each  received  a distribution  of its pro rata  share of such gain,  with the result  that each shareholder  will (i) be required to report its pro rata share of such gain on its tax return as  long-term  capital  gain,  (ii)  receive a  refundable  tax credit  for its pro rata  share of tax paid by the Fund on the gain and  (iii)
increase  the tax  basis  for its  shares  by an  amount  equal to the  deemed distribution less the tax credit.

Dividends  designated  by the Fund and received by corporate  shareholders  of the Fund will qualify for the  dividends  received  deduction to the extent of qualifying  dividends received by the Fund from domestic  corporations for the taxable  year.  A  dividend  received  by the Fund  will not be  treated  as a qualifying  dividend  (1) if the Fund  fails to meet  certain  holding  period requirements  for the stock on which the  dividend is paid,  (2) to the extent that the Fund is under an obligation to make related  payments with respect to positions in substantially  similar or related property,  or (3) to the extent the  stock  on  which  the  dividend  is paid  is  treated  as debt  financed.
Moreover,  the  dividends  received  deduction may be disallowed or reduced if the corporate  shareholder  fails to satisfy the foregoing  requirements  with respect to shares of the Fund or by applications of the Code.

Shareholders  will be  notified  annually  as to the U.S.  federal  income tax status of distributions,  and shareholders receiving distributions in the form of additional  shares will receive a report as to the net asset value of those shares.

SALE OR EXCHANGE OF FUND SHARES

Upon the sale or other  disposition  of shares in the Fund which a shareholder holds as a capital asset,  the  shareholder may realize a capital gain or loss in an amount  equal to the  difference  between  the amount  realized  and the shareholder's  adjusted tax basis in the shares  sold.  Such gain or loss will be long-term or short-term,  depending upon the  shareholder's  holding period for the shares.  Generally,  a shareholder's  gain or loss will be a long-term gain or loss if the shares have been held for more than one year.

Any loss  realized on a sale or exchange will be disallowed to the extent that the  shares  disposed  of are  replaced  (including  through  reinvestment  of dividends)  within a period of 61 days  beginning 30 days before and ending 30 days after  disposition of the shares. In such a case, the basis of the shares acquired will be adjusted to reflect the  disallowed  loss.  Any loss realized by a shareholder on a disposition of Fund shares held by the  shareholder  for six months or less will be treated as a long-term  capital  loss to the extent of any  capital  gain  dividends  received  by  the  shareholder  (or  amounts credited as undistributed capital gains) with respect to such shares.

Under recently promulgated Treasury regulations,  if a shareholder  recognizes a loss  with  respect  to  shares  of $2  million  or more  for an  individual
shareholder  or  $10  million  or  more  for  a  corporate  shareholder,   the
shareholder  must attach to its tax return and also  separately  file with the
Internal  Revenue  Service  ("IRS") a  disclosure  statement on IRS Form 8886.
Direct  shareholders  of portfolio  securities are in many cases excepted from this reporting  requirement,  but under current  guidance,  shareholders  of a regulated investment company are not excepted.  Future guidance may extend the current  exception from this reporting  requirement to shareholders of most or all regulated investment  companies.  The fact that a loss is reportable under these  regulations  does not affect  the legal  determination  of whether  the taxpayer's treatment of the loss is proper.  Shareholders should consult their tax advisors to determine the  applicability of these  regulations in light of their particular circumstances.

HEDGING AND DERIVATIVES TRANSACTIONS

Certain of the Fund's  hedging  and  derivatives  transactions  are subject to special and complex U.S.  federal income tax provisions  that may, among other things,  (i)  disallow,  suspend or otherwise  limit the  allowance of certain losses or  deductions,  (ii) convert lower taxed  long-term  capital gain into higher taxed  short-term  capital gain or ordinary  income,  (iii)  convert an ordinary loss or a deduction into a capital loss (the  deductibility  of which is more  limited),  (iv) cause the Fund to recognize  income or gain without a corresponding  receipt  of cash,  (v)  adversely  affect the time as to when a purchase or sale of stock or securities is deemed to occur and (vi)  adversely alter the  characterization of certain complex financial  transactions.  These
rules   could   therefore   affect  the   character,   amount  and  timing  of
distributions to shareholders.  The Fund will monitor its transactions and may make  certain  tax  elections  in  order  to  mitigate  the  effect  of  these provisions.

OTHER INVESTMENTS

The Fund may  invest in debt  obligations  purchased  at a  discount  with the result that the Fund may be required to accrue income for U.S.  federal income tax purposes  before amounts due under the  obligations are paid. The Fund may also invest in domestic and foreign "high yield" securities.  A portion of the interest  payments on such high yield  securities  may be treated as dividends for certain U.S. federal income tax purposes.

As a result of  investing in  securities  purchased at a discount or any other investment that produces  income that is not matched by a  corresponding  cash distribution  to the Fund,  the Fund could be  required  to include in current income it has not yet  received.  Any such  income  would be treated as income earned  by the  Fund  and  therefore  would  be  subject  to the  distribution requirements  of the Code. This might prevent the Fund from  distributing  90%
of its  investment  company  taxable  income as is  required in order to avoid
Fund-level  U.S.  federal  income  taxation  on all of its  income,  or  might prevent the Fund from  distributing  enough  ordinary  income and capital gain net income to avoid  completely  the  imposition  of the excise  tax. To avoid this  result,  the  Fund  may be  required  to  borrow  money  or  dispose  of securities to be able to make distributions to its shareholders.

PASSIVE FOREIGN INVESTMENT COMPANY

If the Fund  purchases  shares  in a passive  foreign  investment  company  (a
"PFIC"),  the Fund may be subject to U.S.  federal  income tax on a portion of any "excess  distribution" or gain from the disposition of such shares even if such  income  is  distributed  as a  taxable  dividend  by  the  Fund  to  its shareholders.  Additional  charges in the nature of interest may be imposed on the Fund in respect of  deferred  taxes  arising  from such  distributions  or gains.  If the Fund  were to invest in a PFIC and elect to treat the PFIC as a
"qualified  electing  fund"  under  the  Code (a  "QEF"),  the  Fund  would be required,  in lieu of the  foregoing  requirements,  to include in income each year a portion of the ordinary  earnings and net capital gain of the QEF, even if not  distributed  to the  Fund.  Alternatively,  the  Fund  could  elect to mark-to-market  at the end of each taxable year its shares in a PFIC.  In this case,  the Fund would  recognize as ordinary  income any increase in the value of such  shares,  and as ordinary  loss any  decrease  in such  value,  to the extent it did not exceed  prior  increases in income.  Under either  election, the Fund might be required to recognize income in excess of its  distributions from  PFICs and its  proceeds  from  dispositions  of PFIC  stock  during  the applicable  year  and  such  income  would  nevertheless  be  subject  to  the
Distribution  Requirement  and would be taken into account for purposes of the
4% excise tax (described above).

SECTION 1256 CONTRACTS

The Code generally applies a "mark to market" system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts. A Section 1256 Contract includes certain regulated futures contracts, certain non-U.S. currency forward contracts, and certain listed non-equity options. Section 1256 Contracts held by the Fund at the end of a taxable year of the Fund will be treated for U.S.
federal income tax purposes as if they were sold by the Fund at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as "marking to market"), together with any gain or loss resulting from any actual sales of
Section 1256 Contracts (or other termination of the Fund's obligations under such contract), must be taken into account by the Fund in computing its taxable income for the year. Capital gains and losses from Section 1256
Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains or losses.

FOREIGN CURRENCY TRANSACTIONS

To the extent that its investments are made in securities denominated in a
non-U.S. currency, gain or loss realized by the Fund frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the dollar. Gains or losses with respect to the Fund's investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. Gains and losses of the Fund on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will treated as ordinary income or loss. Gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivable or accrues expenses or other liabilities denominated in a non-U.S.
currency and the time the Fund collects the receivables or pays the liabilities may be treated as ordinary income or loss.

The Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256
Contracts" above), will not be subject to ordinary income or loss treatment under Section 988. However, if the Fund acquires foreign currency futures contracts or option contracts that are not Section 1256 Contracts, or any foreign currency forward contracts, any gain or loss realized by the Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

UNRELATED BUSINESS TAXABLE INCOME

Generally,  an exempt  organization is exempt from U.S.  federal income tax on its passive investment income, such as dividends, interest and capital gains.1  This  general  exemption  from tax does not  apply to the  "unrelated business  taxable  income"  ("UBTI")  of an  exempt  organization.  Generally, income and gain derived by an exempt  organization from the ownership and sale of  debt-financed  property is UBTI and,  thus,  taxable in the  proportion to which such  property  is  financed by  "acquisition  indebtedness"  during the relevant period of time.  Tax-exempt  U.S.  investors will not incur UBTI as a result of leveraged  investment  activities on the part of the Fund,  although they may incur UBTI with  respect to leverage  applied by those  investors  on their own behalf.  Tax-exempt U.S.  persons are urged to consult their own tax advisors  concerning the U.S. federal tax consequences of an investment in the
Fund.

FOREIGN TAXES

Investment  income  that may be  received  by the  Fund  from  sources  within foreign countries may be subject to foreign taxes withheld at the source.  Tax conventions  between  certain  countries  and the United  States may reduce or eliminate  such taxes.  The Fund will not be eligible to "pass through" to its shareholders  the amount of foreign  taxes  paid by the Fund for  foreign  tax credit purposes.

BACKUP WITHHOLDING

The  Fund  may be  required  to  withhold  U.S.  federal  income  tax from all distributions  and redemption  proceeds  payable to  shareholders  who fail to provide the Fund with their correct taxpayer  identification number or to make required  certifications,  or who have been  notified by the IRS that they are subject to backup withholding.  The withholding  percentage is 28% until 2011, when the percentage will increase to 31% (unless  Congress enacts  legislation otherwise).  Corporate  shareholders and certain other shareholders  specified
in  the  Code  generally  are  exempt  from  such  backup  withholding.   This
withholding  is not an  additional  tax. Any amounts  withheld may be credited against the  shareholder's  U.S.  federal income tax  liability,  provided the required  information  is  furnished  to the IRS.  To avoid such  withholding,
foreign   shareholders  (as  defined  below)  that   beneficially  own  shares
generally  must  provide  a  properly  completed  IRS  Form  W-8BEN  or  other applicable forms or documentation certifying their non-U.S. status.
FOREIGN SHAREHOLDERS

U.S.  federal income  taxation of a shareholder who with respect to the United
States is a  nonresident  alien  individual,  a  foreign  trust or  estate,  a foreign corporation or foreign partnership ("foreign  shareholder") depends on whether the income of the Fund is  "effectively  connected"  with a U.S. trade or business carried on by the shareholder.

If the income from the Fund is not  "effectively  connected" with a U.S. trade
or  business  carried  on  by  the  foreign   shareholder,   distributions  of
investment  company  taxable  income will be subject to a U.S.  federal income tax of 30% (or lower treaty rate),  which tax is generally  withheld from such distributions.  However, pursuant to recently enacted legislation, for taxable years  beginning  after December 31, 2004 and before January 1, 2008,  certain
"interest-related  dividends" and "short-term  capital gain dividends" paid by the Fund to a foreign  shareholder would be eligible for an exemption from the
30% U.S. withholding tax.  Interest-related  dividends generally are dividends derived  from  certain  interest  income  earned by the Fund that would not be subject to such tax if earned by a foreign  shareholder  directly.  Short-term capital gain  dividends  generally are dividends  derived from the excess of a
Fund's net short-term capital gains over net long-term capital losses.  Such a foreign  shareholder would generally be exempt from U.S. federal income tax on capital gain dividends,  any amounts  retained by the Fund that are designated as  undistributed  capital  gains  and any  gains  realized  upon  the sale or exchange of shares of the Fund.

If the income from the Fund is  "effectively  connected"  with a U.S. trade or
business  carried  on  by  a  foreign   shareholder,   then  distributions  of
investment  company  taxable income,  any capital gain dividends,  any amounts retained by the Fund that are  designated as  undistributed  capital gains and any gains  realized  upon the sale or  exchange  of shares of the Fund will be subject to U.S.  federal income tax at the graduated rates  applicable to U.S.
citizens,  residents or domestic corporations.  Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a non-corporate  foreign shareholder,  the Fund may be required to withhold  U.S.  federal  income tax from  distributions  that are otherwise exempt from  withholding  tax (or taxable at a reduced treaty rate) unless the foreign  shareholder  certifies his foreign status under  penalties of perjury or otherwise establishes an exemption. See "Backup Withholding."

The tax consequences to a foreign  shareholder  entitled to claim the benefits of an applicable tax treaty may differ from those  described  herein.  Foreign shareholders  are advised to consult  their own tax  advisors  with respect to the particular tax consequences to them of an investment in the Fund.

OTHER TAXATION

Fund  shareholders  may be subject to state,  local and foreign taxes on their
Fund distributions.

The foregoing is a brief summary of certain  material  income tax matters that are  pertinent  to  prospective  investors.  The  summary  is not,  and is not intended to be, a complete  analysis  of all  provisions  of the U.S.  Federal income tax law which may have an effect on such investments.  This analysis is
not  intended  as  a  substitute   for  careful  tax  planning.   Accordingly,
prospective  investors are urged to consult their own  respective tax advisors with respect to their own  respective  tax  situations and the effects of this investment thereon.
                                                                          1234

Exhibit (a)(1)(iii)

                       FORM OF REPURCHASE REQUEST FORM

------------------------------------------------------------------------------
                  OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC
------------------------------------------------------------------------------
                           REPURCHASE REQUEST FORM

To: Oppenheimer Tremont Opportunity Fund, LLC:

Please  repurchase the Interest of Oppenheimer  Tremont  Opportunity Fund, LLC
designated  below on the Valuation Date that applies to this Repurchase  Offer which expires on June 20, 2005.

---------------------------------------------------------------------------------
Name(s) of Registered Members:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Daytime Telephone Number:      Area Code: (         ) Telephone No.:
---------------------------------------------------------------------------------

Interest Tendered for Repurchase:
(Please fill in ALL applicable information):
---------------------------------------------------------------------------------
|_|  Full Tender    Please tender my entire Interest
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
|_|  Partial Tender Please tender all but $________________ of my Interest
                    (Please  Note:  A $50,000  minimum  balance must be retained
                    (net of the amount of the Incentive Allocation)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                    Please  repurchase  enough  of my  Interest  so  that I will receive $___________________,  or such lesser amount as will
|_|  Dollar Amount  enable me to retain a $50,000  minimum  balance  (net of the amount of the Incentive Allocation)
---------------------------------------------------------------------------------

Payment and Delivery Instructions:

A check for the proceeds of  repurchased  Interest  will be issued in the name of the  registered  Member(s)  and  mailed  to the  address  of  record on the account.  If  alternative  payment and  delivery is required,  please  provide instructions here (and signatures must be guaranteed).

Alternative Mailing Instructions:
----------------------------------
                                          ----------------------------------

Alternative Wiring Instructions:    Bank Name:
----------------------------------
                        ABA#:             __________________________________
                        Account Name:
----------------------------------
                        Account #:        __________________________________
                        For Further Credit To:
----------------------------------

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o     Your  signature(s)  below MUST  CORRESPOND  EXACTLY with the names(s) in which your Interest is registered.
o     If the Interest is held by two or more joint  holders,  ALL MEMBERS MUST
         SIGN BELOW.
o     If the Interest is held in a First Trust IRA or 403(b)(7)  account,  you must have First Trust submit the request on your behalf.
o     If the  Interest is held in the name of a trustee,  executor,  guardian, attorney-in-fact,  corporation,  partnership or other  representative capacity,  include  the name of the owner,  sign using your title and
         submit  evidence  of  your  authority  in  a  form   satisfactory  to
         OppenheimerFunds Services.

All  signatures  must be  guaranteed  unless ALL of the  following  conditions apply:

o     This  Repurchase  Request Form is signed by all registered  holder(s) of the Interest, AND
o     There is no change of  registration  for the Interest you will  continue to hold, AND
o     The payment of the  repurchase  proceeds is to be sent to the registered owners  of  the  Interest  at  the  address  shown  in  the  Interest registration on your account statement, AND
o     The repurchase proceeds will be less than or equal to $100,000.

In  all  other  cases,  ALL  signatures  must  be  guaranteed  by  one  of the following:  U.S. bank, trust company, credit union or savings association,  or by a foreign bank that has a U.S.  correspondent bank, or by a U.S. registered
dealer  or  broker  in  securities,   municipal   securities,   or  government
securities,   or  by  a  U.S.  national  securities   exchange,  a  registered
securities  association or a clearing agency. Please note: if you request your funds to be wired to your bank, a signature guarantee is required.

Date:_______________________________            Signatures(s) of owner(s)
                                          exactly as Interest is registered:
SIGNATURE(s) GUARANTEED BY:

------------------------------------
-------------------------------------
(Signature)                               (Signature of Owner)

------------------------------------
-------------------------------------
(Name)  (Title)                                 (Signature of Joint Owner)

If you have any  questions  about this form,  call  OppenheimerFunds  Services
1.800.858.9826.

This form must be RECEIVED  by  OppenheimerFunds  Services  by 12:00  Midnight
(ET), June 20, 2005 (the  Repurchase  Request  Deadline),  if you want to sell some or all of your account of the Oppenheimer  Tremont Opportunity Fund, LLC.
Repurchase  Requests received by  OppenheimerFunds  Services cannot be revoked after the Repurchase Request Deadline.

---------------------------------------------------------------------------------
   If you are using regular mail,        If you are  using  courier  or  express
                                      mail,
   send this form to:                    send this form to:
   OppenheimerFunds Services             OppenheimerFunds Services
   PO Box 173673                         10200 E. Girard Avenue, Building D
   Denver, Colorado 80217-3673           Denver, Colorado 80231
---------------------------------------------------------------------------------

Neither  the Fund nor its Board of  Managers  make any  recommendation  to any
Member  whether  to tender or refrain  from  participating  in the  Repurchase
Offer.  Each Member must make an independent  decision whether to tender their
Interest and, if so, how much of their Interest to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the
Fund whether  Members  should tender  pursuant to this  Repurchase  Offer.  No
person  has  been   authorized  to  give  any   information  or  to  make  any
representations  in  connection  with this  Repurchase  Offer other than those contained in this Repurchase  Offer or in the Fund's  Prospectus and Statement
of Additional  Information.  If given or made,  any such  recommendations  and such  information  must not be relied  upon as having been  authorized  by the
Fund, its Investment Adviser, Distributor or the Investment Manager.

This  transaction  has not been approved or  disapproved by the Securities and
Exchange  Commission  nor has the  Securities  and Exchange  Commission or any
state  securities  commission  passed  upon the  fairness  or  merits  of such transaction  or on the  accuracy or adequacy of the  information  contained in this document. Any representation to the contrary is unlawful.

Exhibit (a)(1)(iv)

FORM OF LETTER TO MEMBERS REGARDING ACCEPTANCE OF TENDER OF ALL INTEREST HELD
                                  BY MEMBERS

Date: __________

Dear Member:

Oppenheimer  Tremont  Opportunity  Fund,  LLC (the  "Fund") has  received  and accepted for purchase your tender of your Interest in the Fund.

Because you have tendered and the Fund has purchased  your entire  investment, you have been paid a note (the  "Note")  entitling  you to  receive an initial payment  of at  least  90% of the  estimated  repurchase  price  based  on the unaudited  net asset  value of the Fund as of June 30,  2005  (the  "Valuation
Date"),  after  subtraction of any applicable  charges in accordance  with the terms of the  Repurchase  Offer.  You will receive an initial  payment in this amount via wire or check, as per your instructions on your Repurchase  Request
Form. In accordance  with the terms of the Repurchase  Offer,  payment will be made within  forty-five  (45) days of the  Valuation  Date unless the Fund has requested a withdrawal of its capital from any  Portfolio  Fund(s) in order to fund the  repurchase of Interest,  in which case payment will be made ten (10)
business  days  after  the Fund has  received  at least  90% of the  aggregate amount withdrawn by the Fund from such Portfolio Funds.

The terms of the Note  provide  that a  contingent  payment  representing  the balance of the purchase  price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2006 fiscal  year-end  audit and is subject to fiscal  year-end  audit  adjustment.  This  amount  will be paid to you via wire, as per your instructions on your Repurchase  Request Form. We expect the audit to be completed by the end of May 2006.

The Note is held by  OppenheimerFunds  Services on your behalf for your safety and convenience.  Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any questions,  please call your financial  adviser or broker, or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(v)

   FORM OF LETTER TO MEMBERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF
                           INTEREST HELD BY MEMBERS

Date: _____________

Dear Member:

Oppenheimer  Tremont  Opportunity  Fund,  LLC (the  "Fund") has  received  and accepted for purchase your tender of a portion of your Interests in the Fund.

Because  you have  tendered  and the  Fund has  purchased  a  portion  of your investment,  you have been paid a note (the "Note")  entitling  you to receive payment of 100% of the estimated  repurchase  price based on the unaudited net asset  value of the Fund as of June 30,  2005 (the  "Valuation  Date"),  after subtraction  of any  applicable  charges in  accordance  with the terms of the
Repurchase  Offer.  You will  receive a  payment  in this  amount  via wire or
check,  as  per  your  instructions  on  your  Repurchase   Request  Form.  In
accordance  with  the  terms of the  Repurchase  Offer,  payment  will be made within  forty-five  (45)  days of the  Valuation  Date  unless  the  Fund  has requested a  withdrawal  of its capital from any  Portfolio  Funds in order to fund the repurchase of Interests,  in which case payment will be made ten (10)
business  days  after  the Fund has  received  at least  90% of the  aggregate amount withdrawn by the Fund from such Portfolio Funds.

The Note is held by  OppenheimerFunds  Services on your behalf for your safety and convenience.  Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

You remain a member of the Fund with  respect to the portion of your  Interest in the Fund that you did not tender.

Should you have any questions,  please call your financial  adviser or broker, or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(vi)

  FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL
                          INTERESTS HELD BY MEMBERS

Pursuant  to the Offer to  Purchase  (the  "Repurchase  Offer") up one hundred percent (100%) of the Fund's aggregate  outstanding  limited liability company interests  ("Interest")  at a  price  equal  to the  net  asset  value  on the
Valuation  Date  upon the  terms and  conditions  set forth in the  Repurchase
Offer,  Oppenheimer  Tremont  Opportunity  Fund, LLC hereby promises to pay in cash,  in the manner set forth below,  to the person  identified  below as the payee (the  "Payee") an amount equal to the  estimated  net asset value of the
Interest tendered,  determined as of the Valuation Date in accordance with the asset valuation policy of the Fund.

This  note  entitles  the  Payee to  receive  an  initial  payment,  valued in accordance  with the terms of the Repurchase  Offer,  equal to at least 90% of the  estimated  value of the Interest (the  "Initial  Payment")  which will be paid to the payee in the form of a wire within  forty-five (45) days after the
Valuation  Date,  unless the Fund has  requested a  withdrawal  of its capital from any Portfolio  Fund(s) in order to fund the  repurchase  of Interest,  in which  case  payment  will be made ten (10)  business  days after the Fund has received at least 90% of the aggregate  amount withdrawn by the Fund from such
Portfolio Fund(s).

This  note  also  entitles  the  Payee to a  contingent  payment  equal to the excess,  if any,  of (x) the net  asset  value  of the  Interest  (or  portion thereof)  repurchased  by  the  Fund  as  of  the  date  of  such  repurchase, determined  based  on the  audited  financial  statements  of the Fund for the
Fiscal  Year in which  such  repurchase  was  effective  over (y) the  Initial
Payment.  The contingent  payment is payable  promptly after the completion of the audit of the Fund's financial  statements for the fiscal year ending March
31, 2006.

Both the  initial and  contingent  payments  hereunder  shall be paid in cash, provided,  however,  that if the  Fund's  Board of  Managers  determines  that
--------   -------
payment  of all or a  portion  of the  purchase  price  by a  distribution  of marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase  Offer on the remaining  members of the Fund, then such payment shall be made by distributing  such marketable  securities,  all as more fully described in the Repurchase Offer.

Both the initial and contingent  payment of this note shall be made by wire to the Payee,  as per the Payee's  instruction  on the  Repurchase  Request Form.
This note may not be pledged,  assigned or otherwise transferred by the Payee.
This note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.

Any  capitalized  term used  herein  but not  defined  herein  shall  have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                    Oppenheimer Tremont Opportunity Fund, LLC

                                    By: _____________________________________

Exhibit (a)(1)(vii)

   FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A
                      PORTION OF INTEREST HELD BY MEMBER

Pursuant to the Offer to Purchase (the  "Repurchase  Offer") up to one hundred percent (100%) of the Fund's aggregate  outstanding  limited liability company interests  ("Interest")  at a  price  equal  to the  net  asset  value  on the
Valuation  Date  upon the  terms and  conditions  set forth in the  Repurchase
Offer,  Oppenheimer  Tremont  Opportunity  Fund, LLC hereby promises to pay in cash,  in the manner set forth below,  to the person  identified  below as the payee (the  "Payee") an amount equal to the  estimated  net asset value of the
Interest tendered,  determined as of the Valuation Date in accordance with the asset valuation policy of the Fund.

This note entitles the Payee to receive a payment,  valued in accordance  with the terms of the  Repurchase  Offer,  equal to at least 100% of the  estimated value of the Interest (the "Initial  Payment") which will be paid to the payee in the  form  of a  check  or wire  within  forty-five  (45)  days  after  the
Valuation  Date,  unless the Fund has  requested a  withdrawal  of its capital from any Portfolio  Fund(s) in order to fund the  repurchase  of Interest,  in which  case  payment  will be made ten (10)  business  days after the Fund has received at least 90% of the aggregate  amount withdrawn by the Fund from such
Portfolio Fund(s).

The payment hereunder shall be paid in cash,  provided,  however,  that if the
                                              --------   -------
Fund's  Board of Managers  determines  that payment of all or a portion of the purchase  price by a  distribution  of  marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase  Offer on the remaining members of the Fund,  then such  payment  shall be made by  distributing  such marketable securities, all as more fully described in the Repurchase Offer.

The  payment  of this  note  shall  be made by wire to the  Payee,  as per the
Payee's instruction on the Repurchase Request Form.

This note may not be pledged,  assigned or otherwise transferred by the Payee.
This note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.

Any  capitalized  term used  herein  but not  defined  herein  shall  have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                 Oppenheimer Tremont Opportunity Fund, LLC

                                 By: _____________________________________

--------
1 With certain exception, tax-exempt organizations that are private foundations are subject to a 2% U.S. excise tax on their "net investment income". The rate of the excise tax for any taxable year may be reduced to 1%
if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.